Filed by Snyder's-Lance, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Diamond Foods, Inc.
(Commission File No. 000-51439)

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EDITED TRANSCRIPT

LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results

and Transaction with Diamond Foods Inc

        EVENT DATE/TIME: JANUARY 27, 2016 / 11:00PM GMT

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

CORPORATE PARTICIPANTS

Mark Carter Snyder's-Lance Inc. - IR

Carl Lee Snyder's-Lance Inc. - President & CEO

Rick Puckett Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

CONFERENCE CALL PARTICIPANTS

Brett Hundley BB&T Capital Markets - Analyst

Amit Sharma BMO Capital Markets - Analyst

Lubi Kutua Jefferies & Co. - Analyst

PRESENTATION

Operator

Welcome to the discussion of shareholder vote date and preliminary full-year 2015 results conference call.
(Operator Instructions)

As a reminder, this conference is being recorded. I would now like to turn it over to your host, Mr. Mark Carter, Investor Relations Officer. Mr. Carter,

you may begin.

Mark Carter - Snyder's-Lance Inc. - IR

Thank you, Sherine, and good evening, everyone. With me today are Carl Lee, President and Chief Executive Officer, as well as Rick Puckett, Executive

Vice President, Chief Financial Officer and Chief Administrative Officer of Snyder's-Lance Incorporated.

During this evening's call, we will discuss our recently announced transaction with Diamond Foods as well as our preliminary full-year 2015 results. We will also discuss estimates for full year 2016. As a reminder, we are webcasting this conference call, including the supporting slide presentation under the Investor Relations section of our corporate website at snyderslance.com.

Before we begin, I would like to point out that during today's presentation, management may make forward-looking statements about our Company's performance. Please refer to the Safe Harbor language included in each of our presentations. I'll now turn the call over to Carl Lee, President and Chief Executive Officer, to begin management's comments.

Carl Lee - Snyder's-Lance Inc. - President & CEO

Thank you, Mark. We also want to thank everyone for joining us on the call this evening. We appreciate your time. If I could suggest you turn to page 2, we will walk you through our deck. As we open up, we want to just remind you that we have been able to receive -- we received clearance from the SEC to proceed with our acquisition of Diamond Foods.

Back in December, we had shared with you we had received FTC clearance, so we are now ready to proceed and we are announcing the shareholder meeting date of February 26, for the vote on the transaction. We will also use this time to announce our preliminary unaudited 2015 results. We want to look back on 2015 and provide with you some of the highlights of how we performed.

First of all, I want to point out the top line. Overall business grew 4% for the year. That excludes the 53rd week and we did that by expanding overall and we also expanded our margins on our operating income pretty significantly. And it was driven by good cost control, along with the top-line

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc performance. We also marked 5% growth on our branded business and we also achieved some very important market share gains, and we'll talk about our brands individually and how they are performing.

However, with a strong top line and then also the overall good growth on the core brands, we did not deliver the overall revenue that we were expecting due to certain headwinds in the second half of 2015. There are three clear areas on the headwinds that I will talk about it in a few minutes, and we'll be able to explain exactly what happened with our overall revenue.

If I could suggest now, please follow me to page 3. We'll begin to talk about overall performance and achievements in 2015, so in spite of the headwinds, again, we delivered $1.66 billion in revenue. That's excluding the 53rd week for 4% overall growth.

Our underlying business, or our core brands, grew by 5%, which is pretty strong performance for the overall category compared to the overall category performance. Our EPS increase for the year is going to be around 10% as we finish our audit, and our estimate is that it will grow by a full

10% for the year, and again that is despite the 53rd week overlap that we had from last year.

We also were able to expand our operating margins, by really watching over our cost control with our SG&A line and each of our individual lines of expenses. We were able to expand our overall margins for the year and really accelerated them in Q4 where we approached 200 basis points of improvement year over year. We also gained market share that I'll talk about in a second, but it's very important, in light of what we're seeing in the overall industry, that we can talk about significant share gains across all five of our core brands.

We mentioned to you earlier about implementing what we call our Drive for 10 program, which is focused on accelerating our margins and continuing to expand those that we hit our long-term targets. We made good progress there in Q4, and we've been able to deliver on all of our planning that we've got in place for 2016. And of course, we've already mentioned to you that we're ready and prepared for the transformational acquisition of Diamond Foods as we work very closely with that team and our overall integration plans are in great shape as we proceed.

If I could ask you to turn to page 4, I would like to give an indication of how our overall brands are performing, and I think this is a true barometer for the basis of our business and how we are indeed doing. First of all, we not only achieved market share growth across all five core brands and important market share growth by each, we also increased our household penetration across all five brands.

Snyder's of Hanover was up significantly; it was driven by our base business renovation. Also, some important new product innovation and we also got very good reviews from our new marketing campaign called, Discover our Pretzelbilities. Lance Sandwich Crackers, as you probably have noticed, have been performing quite well, and it was driven by product enhancements where we improved some formulation and also some packaging. And we entered into the very fast growing breakfast snack category with our Quick Start edition.

Lance continues to perform well and we're seeing some accelerated growth in that brand. Cape Cod, because of distribution gains in both new markets and existing markets and then strong trial and repeat rates, we continue to see very strong growth, and more importantly, market share gains on that important brand. Pretzel Crisps also posted some very good results for the year and for the quarter.

Thanks to, in part, through our overall enhanced better-for-you positioning and our non-GMO conversion that was completed on most all SKUs during the fourth quarter, and you add to that some very strong seasonal innovation allowed us to post some good numbers on that important brand. Late July, our latest brand to our portfolio, continues to perform quite well, driven both by the innovation and the quality of the product, but also now by leveraging our DSD network to continue to expand the brand and the reach that it has for our consumers.

Turning now to page 5, I'd like to share with you some of our Drive for 10 results and how we continue to work very diligently on our margin expansion. As I mentioned earlier, we saw some of this begin to deliver in Q4 and that is one of the reasons why we posted the bottom line that we were able to deliver.

Some of the highlights. We made very good progress in Q3 and Q4 implementing and planning out the Drive for 10 programs, where we looked at each and every bucket of our cost for our overall Company and we've got both cost savings and productivity improvements planned across the

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc board. The good news is, this is really part of our DNA. It's a company-wide, cross-functional effort led by our senior leaders and staff with some of our most talented associates, all working diligently as they progress in this important area.

We've identified significant margin enhancement initiatives through the Drive for 10 program, and as I mentioned earlier, most of those have already been implemented, have been activated and some are even beginning to roll in now and rolled in, in Q4 as well. We will continue to track and monitor the progress against our Drive for 10 initiatives to ensure we deliver our results and we live up to our commitments.

Now let's take a look at page 6, and I'd like to pause for a second and walk you through our Q4 top line. If you take a look at our Q4 performance, our challenge was strictly overall revenue growth. If you take a look at the three boxes on the left of the page, there were three key areas that slowed us down from achieving the original revenue targets that we targeted.

The first was an unexpected production outage at our largest, one of our largest manufacturing sites. It was -- we lost some contract and some branded sales due to an unexpected outage created by a very heavy storm that passed through the area and creating some plant issues that lasted a number of days.

And through the demand of our products, we just were not able to make up those lost orders and get those shipped during the quarter. And the good news is, the production is being completely restored in Q4, the plant is running smooth. We've been busy making up those orders. But due to that extended outage, we did suffer some one-time unexpected revenue hits for the quarter.

Then we continue to face something that most all of our peers are facing. We've had some strategic changes at a very large customer that continues to impact our overall revenue. Our customers impacted both their space and displace support. They've also been watching store level inventories very carefully and that's impacted our branded business.

We're working with that very diligently and very carefully with that customer in particular. We're also working with other customers to begin to try to make up that revenue, but we do foresee that this will continue into 2016.

And then finally, just a little bit of general trends that we see in the industry that, again, most companies are facing with some slowdown in areas across the overall consumption patterns we saw earlier in the year, where both our branded business and to some degree, our partner brand businesses have been suffering during the past couple of periods.

We do expect this to continue into 2016. We're working diligently to overlap it. If you take a look over on the right, the headwinds drove total net sales decline of just under 1%, 0.7% in Q4. We also were able to begin to deliver good growth though in our core brands; our brands overall were up 2.5%.

So if you take into account the three things I mentioned earlier, that's what drove the overall sales results for the quarter, but again, our brands continue to post very solid growth, about 2.5%. We did -- the loss in revenue was driven by the -- that drove the EPS shortage that we've talked about.

Overall, though, however, we were able to continue to expand our margins and deliver most of our EPS for the quarter and the impact that programs we were able to deliver 9.5% operating income for the fourth quarter. So I think that we've tried to walk you through carefully the three key areas of the revenue issues.

Some of those will continue. One of those has been corrected, but these were, again, one-time exceptional items, not just a general slowdown in our core brands. Our core brands continue to perform well, and we will continue to work on driving those even faster. If I can suggest you turn to page 7, I'll now turn it over to Rick.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

Thanks, Carl, and good evening, everyone. And thanks for joining us on short notice tonight. What I would like to do is take you through and look at both the quarter and the year-to-date preliminary net sales numbers for the year 2015.

On the left, you'll see the fourth-quarter estimated net sales currently is around $406 million. And to Carl's point earlier, there were quite a few headwinds in the fourth quarter that accounted for the difference between this and the lower end of our guidance for the fourth quarter. I will tell you that branded, however, was growing quite well as it relates to -- if you look at the branded growth, it was up 2.5%, actually core brands were up 3.2% in that same time frame.

By the way, the value of the 53rd week, or in the case of the fourth quarter, the 14th week, was $30.4 million. You will see the issues that Carl mentioned impacted not just branded but also our partner brands and also our other contract manufacturing business. We do a fair amount of contract manufacturing business in that bakery that was, in fact, impacted. So you can see $10 million of -- we actually decline year over year in those two categories.

Most of the other category is non-continuing because it's a one-time event. So if we look at the full-year numbers, we are estimating currently to come in at $1.657 billion, an increase of 4.2% over the prior year, again, excluding the 53rd week.

Total branded was up 5.2%; core brands were actually up 6.6% for the year. Really good growth across all of our partner brands -- or all of our core brands and gaining market share along the way. Again, partner brands were pretty flat and other contract manufacturing was up slightly, about

$11 million.

If we look at the next page, page 8, as a result of the 2015 actual results, which will continue to be reviewed -- or audited by our external accountants, at least right now, we believe from where we are coming in, that we will see in 2016, some of this continuing, particularly in the large customer that we talked about as well as some of the headwinds in the general environment of snacking.

So we have revised our 2016 guidance, from the last time we talked to you, to a 2% to 4% growth rate on the top, translating into $1.24 to $1.32 in EPS. Our CapEx is still unchanged; we believe that to be $50 million to $55 million. Our expected CapEx for 2015 is about $51 million.

Turning to the next page, as Carl mentioned, we are moving forward on the Diamond acquisition at a really good pace. It is -- just to remind you, there is a lot of strategic rationale and we are very confident in delivering what we have been saying. It provides us scale in purchasing and logistics, which drives synergies, as well as administration and manufacturing, as well as being able to unlock some additional growth across channels that we are not yet unlocking.

The international expansion is there. We believe the UK is a very good foundation for us to grow. And then, certainly, the expanded better-for-you on-trend capabilities that will come with the product categories and the product lines that will -- that are currently in Diamond.

In looking at page 10, just to remind you that we've been extremely successful in integrating the acquisitions that we have made over the last five to seven years. Starting with the merger introducing Pretzel Crisps, as well as Baptista's and Late July, all of which were integrated very well and actually meeting all the targets we set for the synergies in each one of those.

Our integration approach is actually really good going into Diamond. Carl mentioned that we are really further along on this than we probably were in the merger, certainly as we were in the merger, so we believe we're going to hit the ground running once we close this transaction.

So a lot of things have already been identified. The actions that are necessary to basically ensure the business continuity are identified in our actions as well as understanding the team and the organization of both legacy organizations, as well as what the new organization will look like, has been pretty much completed.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Then the identification and the quantifying of the synergy opportunities that will ensure we achieve our targets in a timely manner are well on track and we, again, have reaffirmed our belief of $75 million in synergies with $10 million invested back into the business. With that, let me turn it back to Carl.

Carl Lee - Snyder's-Lance Inc. - President & CEO

Thank you, Rick. Just to hit a few more highlights, I think that we're -- we thought it was very important to announce that we have got the shareholder date locked down at the end of February. We also wanted to make sure that we shared with you our preliminary unaudited results so that you could begin to see how we finished the year for 2015.

But as we look back in the quarter, I think our overall revenue growth for our core brands continue to be strong, and as we indicated, both Rick and myself, we had some one-time incidents that we had to deal with the plant operation issue and then also with some changes with a strategic customer. So overall our business continues to perform well. We just have to focus on more and more revenue growth and exceeding the growth that we see in the categories we have today.

But if you take a look at the next page, from where Rick, overall for next year, delivering 2% to 4% growth on existing Snyder's-Lance business that should allow us to post share -- may be able to post share gains, also continue with our household penetration gains that we are trying to achieve. So we'll continue to have good brand performance in our core.

In addition to that, we're going to continue to Drive for 10. It's all about our margin enhancement program and with the dedicated team that we have in place and the progress they're making, we expect that to continue to deliver and hit all the milestones that we've established.

And then I continue to be very enthusiastic and excited about combining our efforts with the Diamond team to really build a total new Company. They've got some tremendous capabilities and skill sets and some very talented people who are going to be joining our team to be able to allow us both to be able team up and really build the snack businesses that we expect to build and really provide what consumers are looking for today when it comes to very unique and very specialized brands.

We also anticipate that we'll deliver the synergies on time during 2016 and also 2017, as we've talked about earlier, and as Rick indicated, we've had a very strong track record of delivering our integrations and delivering our synergy savings. And as he said, we're actually ahead of schedule with our planning versus some of our other acquisitions in the past.

And then, finally, on the next page, page 12, we anticipate to close the Diamond acquisition on schedule by the end of February. We're excited about that. We've received clearance from all the regulatory reviews that we need to go through for the transaction to close.

We are also in the process of gaining shareholder approval vote from our shareholders, for Snyder's-Lance, and also the Diamond Food shareholders, and we anticipate closing on time and closing on schedule. So we're very excited about our business. We're enthusiastic about our plans that are in place.

We're going to work much harder on our overall revenue and continue to focus on driving our core brands and growing market share. So with that, that wraps up the planned management comments, and we would like to open it up for questions. At this time, I'd like to turn the call back over to Sherine so that she can begin to open up for questions. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions)

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Our first question comes from Brett Hundley with BB&T.

Brett Hundley - BB&T Capital Markets - Analyst

Good evening, gentlemen.

Carl Lee - Snyder's-Lance Inc. - President & CEO

Brett, thanks for joining us.

Brett Hundley - BB&T Capital Markets - Analyst

Thank you. Rick, I had a couple questions for you to start. Could you quantify the bakery shut down at all in the quarter, whether that's in absolute

EPS terms or just percentage of negative impact relative to your original expectations?

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

Yes. We were actually shut down for about eight days, I think, Brett, so it was pretty significant impact. We have -- it impacted the branded and the contract manufacturing business, more the contract than the branded business. And it's -- I don't have the percentage off the top of my head, but it's $8 million or so, $6 million to $8 million of impact.

Brett Hundley - BB&T Capital Markets - Analyst

Okay, I appreciate that. And then somewhat related, just on this large customer that seems to be affecting you and others in the industry, I just want to confirm that this is the same customer that maybe gave you some troubles in Q3. And the reason I ask that is when you look at measured channeled data, your performance as a Company actually looks pretty stable from the point where you gave guidance in early Q4 towards the end of the year.

And so your performance looks fairly stable across measured channels and so I'm wondering if you are seeing any issues in mass merchandise or something like that and maybe if you could talk to the product level where maybe you see opportunity to improve sales going forward?

Carl Lee - Snyder's-Lance Inc. - President & CEO

Thank you, Brett. I think that -- I mean, we are clearly focused on all channels. We're focused on all customers and so we have an aggressive -- we have a plan to continue to build out ACV and to build out our book work -- our rates to authorize and the availability of our products and additional outlets that we are currently in and the new ones as well. But we do have a drag on overall revenue growth and that's that large customer. And so while we continue to work very aggressively to address that and as you mentioned, it was the same situation we had in Q3.

It's just a challenge that we've got so that's a headwind we continue to run into. We try to make it up in other areas, with other customers but it's usually, it's very hard to do, as we continue to overlap that. We've been able to make some progress. To your point, our trend rates are pretty much steady. If you look at our share and our Nielsen numbers, our IRI numbers, but we just continue to have that drag that we're working against.

Brett Hundley - BB&T Capital Markets - Analyst

Is that mostly a pricing issue for you, Carl, or is there a lot of volume headwind in there as well?

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Carl Lee - Snyder's-Lance Inc. - President & CEO

It is primarily just the volume headwind. It's the -- as I mentioned earlier it's the space, displays and inventory challenges so it's harder to get the right volume in and get it on display like you normally would and then get it to sell through. So it's not so much pricing, it's more strictly volume-related and the merchandising that drives the volume.

Brett Hundley - BB&T Capital Markets - Analyst

Okay then just two others from me. Rick, I think there is a fair amount that's been made of debt market challenges as of late. I was just wondering if you could address that as it relates to your acquisition of Diamond Foods and your confidence on being able to both raise debt for the cash portion of the deal as well as -- or place debt for the cash portion of the deal as well as potentially refi some of the debt that you will be taking over?

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

Sure. We've actually already completed that, Brett, and we're ready as soon as the transaction is ready to close. So meeting certain covenants and so on and so forth, we'll be able to close with all funds already in hand.

To be honest, we had a pretty good success at raising the funds, being oversubscribed in the process so we feel good about our bank group and we appreciate our bank group very much. I think that we're just looking to write the checks at the end of February.

Brett Hundley - BB&T Capital Markets - Analyst

Great. Thank you for addressing that. Then just last one for me, Carl, is a bit of the comment and a question to you. This announcement is disappointing this afternoon and it's something that I think pre-dates you at Snyder's-Lance, where I don't mean to make light of this Driving for 10 but this Company has been Driving for 10 for more than 10 years. And there has been times over the past 10 to 15 years where the Company has not made good on execution relative to the targets it had put out there.

I think that -- I think there is some question is Snyder's-Lance doing this Diamond deal because of slower growth internally that they might see? Do they have the capacity to make good on their margin targets?

Do they have the ability to integrate this acquisition and execute on the growth strategy that they have been communicating to the Street? And in 2015 for the most part, I think that you, as a leader and your Company, were really making good on some of the improvements that you wanted to see for your Company. You were building multiple in the equity markets here.

And I think you were getting past that viewpoint of your Company and your stock that's been in place maybe for years past. And Q3 and Q4 start to maybe bring some of that back for your shareholder base and the investment community at large. So I'm wondering if you can address the talent that you have at the Company, the technology you have at the Company, your confidence in not only integrating Diamond, but executing on what you've committed to the Street going forward in coming years. Thank you.

Carl Lee - Snyder's-Lance Inc. - President & CEO

Thank you Brett. First of all, I appreciate the comment and I certainly appreciate the questions. Continue to question us on the things that you've mentioned. Because I think the first response to your question is I'm accountable for delivering the margin expectations that we have talked to you about and we have talked to our shareholders about.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

The accountability starts here. The accountability stops here. Would I tell you that I'm excited about our recent performance? I could not. I would tell you, however, that in Q4, we delivered 9.5% operating income so we're getting very, very close in a particular quarter of achieving the longer-term targets that we talked about. And we're going to continue to work very aggressively as an organization to deliver those targets.

We do that in good conscience with a lot of commitment and a lot of determination to make sure we're delivering on things we talk about. So I note that -- I think we've got a very talented team, in fact, an incredibly talented team. We are blessed to be able to work with some incredible people day in and out who take our Drive for 10 and other initiatives extremely serious.

And if you saw the passion and excitement and enthusiasm and the quality of thinking and quality of execution I see every day, I think you would share my enthusiasm for what we can do as we share a little bit of disappointment with what we've done recently but what we are running into and again, the accountability stops here is that we've got some topline issues.

We do not have a cost issue or an execution issue. The topline issues are facing all of our peer groups and facing all of the companies that we compete with and more broadly, across all of the industry and if we look at any IRI review across the board, you will see it showing up in most every company. But regardless of what our peers are facing, regardless of what the industry is facing, regardless of the consumption trends, I will take accountability for our margins and continue to work very aggressively to deliver those numbers.

I think we are in good shape and we're all on course to deliver those. So I can go on but I think that there's a lot of passion; there's a lot of commitment here. And we are going to deliver our targets but we're not going to sacrifice marketing investments or R&D investments or new product development or rolling into new markets.

We're doing some of the other things that we need to do for the long-term to continue to drive long-term growth for the Company so we have been raising our marketing investment. We've been raising our R&D investment and we've delivered some incredible innovation the past couple of years.

I've got to continue to do that and balance those investments at the same time that we're focused on driving the overall margins. So I appreciate the questions. They are appropriate. I value you very much. Continue to push as hard because we've got a commitment to deliver on. I'm accountable for that commitment.

Brett Hundley - BB&T Capital Markets - Analyst

Thanks Carl.

Operator

Our next question comes from Bill Chappell of SunTrust.

Unidentified Speaker - SunTrust Robinson Humphrey - Analyst

Hi, it is actually Stephanie on for Bill. Going back to just the issue at your largest customer, I'm kind of trying to understand what was different in terms of the issues if -- or if they were real any accelerating issues or anything from the third quarter that moved into the fourth? So maybe just some more color on that and then -- or if this is just one of the same?

And really how long you think that this is going to last into 2016 and really start to see some of your efforts really kind of kick in. And then lastly, if you could just provide any color on just how Diamond is performing or if their quarter or anything on that would be helpful as well.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Carl Lee - Snyder's-Lance Inc. - President & CEO

I think that Q3, we mentioned some issues with a particular customer. Those issues continued. We were hoping that some of the plans that we had in place would continue to be executed at retail. It's becoming more and more difficult to do that. As I mentioned earlier, we're doing -- we're working there aggressively but also working even more hard and other customers are trying to begin to make that revenue and we'll just have to try to continue to do that.

I think that is going to continue into 2016 and I'd rather just be honest and say that we expected to continue and then work aggressively to try to overcome it and make it up but what we're seeing right now with the trends there, it's going to be expected for some time to go forward. In regards to your question about Diamond, I'm not a position to make comments about their recent results or their performance. I can just share my enthusiasm for bringing these two companies together to build a better company.

Unidentified Speaker - SunTrust Robinson Humphrey - Analyst

All right. Thanks so much.

Operator

Our next question comes from Amit Sharma with BMO Capital Markets.

Amit Sharma - BMO Capital Markets - Analyst

Hi, good evening, everyone. A couple of questions here. So just to continue to on the revenue issue, it looks like you're doing what you can to improve but expectations are that it wouldn't impact 4Q or certainly not 2016 but it looks like it's going to.

So what gives us the confidence that you won't have to come back again next quarter or the quarter after and like talk about this issue again? Are we building enough cushion into the guidance at this point or are we confident that we can go to other retailers and make up for this weakness there?

Carl Lee - Snyder's-Lance Inc. - President & CEO

I think it is the latter, Amit, we are going to other retailers. We are working with those to try to make up that revenue. I think that we did adjust our guidance just a little bit on the revenue overall to try to take that into account so I think we've planned and prepared for that.

We build account-level plans. We build market-level plans. We build channel-level plans and those plans roll up into our forecasting and our preparation for the execution we must do kind of day by day. So we've tried to take into account those headwinds. I would say we probably should have taken them into account more for our Q4, but I think we've taken them into account going forward for the balance of the year.

Amit Sharma - BMO Capital Markets - Analyst

So unless materially worsen at this retailer, do you feel like the guidance accounts for that at this point?

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

Yes. Because we've kind of looked at the previous trends at the account and carried those trends forward so that rolls into our forecast.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Amit Sharma - BMO Capital Markets - Analyst

Okay. And then Rick, what was the contribution from the cost savings, this Drive for 10 program in the quarter, if there was any? I know you said it's going to build into gradually, but was there any contribution promised?

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

There was some, Amit. We're still going through the process of auditing the financials. We're not discussing too much the bottom line numbers without having gone through that. We're planning to have a follow-up call once the audit is completed at the end of February and we'll reconcile anything at that point.

Amit Sharma - BMO Capital Markets - Analyst

Great. The reason I ask is so you're ending the quarter at 9.5% operating margin, right, and then if you look at the next year guidance, that implies margins below 9%. So I'm a little bit -- I mean, is there something special in the fourth quarter that makes those margins maybe higher than they would be or is there something else that's going on that I'm missing?

Carl Lee - Snyder's-Lance Inc. - President & CEO

Certainly the seasonality of our P&L has always up -- before now, fourth quarter tends to be kind of the best quarter from an operating income perspective. First-quarter tends to be less because of the launching and the advertising that we put into our new products and the additional trade that we put against our launches of our new products so Q1 will be certainly lower than 9.5%. It's not a consistent seasonality across the year so Q4 is typically the largest and it will be again next year so it's just seasonality more than anything else.

Amit Sharma - BMO Capital Markets - Analyst

So that seasonality is more on the SG&A line, not on the topline, right? Topline doesn't --

Carl Lee - Snyder's-Lance Inc. - President & CEO

No, it's actually more on the gross margin line because we're investing in trade as well. In addition, we're investing in advertising and marketing on the SG&A line.

Amit Sharma - BMO Capital Markets - Analyst

Got it, okay. So my last question is so we talked about the visibility to cost synergies, and I'm glad to see that things are further along and you feel a lot confident about realizing those synergies. And you mentioned in the press release about revenue synergies. Could we talk about in terms of what is the size of those revenue synergies and where do you see those revenue synergies coming up?

Carl Lee - Snyder's-Lance Inc. - President & CEO

We're not going to be able to do that until after we close. We have some ideas, Amit, but we cannot get to the details to understand because we're two separate companies still, right? So some information we cannot share and that's part of it.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Amit Sharma - BMO Capital Markets - Analyst

Okay, but suffice to say that once you close, as you said, you have a well laid out plan for cost synergies there. Is there a well laid out plan for revenue synergies as well, or that's going to start after you close the acquisition?

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

Well, we're certainly focusing on the cost synergies now because we have the ability to do that with some of our planning on org charts and some other things but we cannot do any planning at this point with the revenue side.

Amit Sharma - BMO Capital Markets - Analyst

Got it. Thank you very much.

Operator

(Operator Instructions)

Our next question comes from Lubi Kutua of Jefferies.

Lubi Kutua - Jefferies & Co. - Analyst

Good evening and thank you for taking the question. So Rick, relative to your initial 2015 guidance, I think you guys were expecting sales for the year to be somewhere in the range of $1.7 billion and not at the midpoint of your guidance.

Obviously, the last two quarters, sales have been a little bit -- probably weaker than you guys were expecting so could you help us maybe bridge the gap or the shortfall on sales on just by branded versus partner brands versus contract I'm just trying to better understand to what extent each of those businesses impacting the overall growth on sales, and then I have a follow-up.

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

Well, I would take you back to page 7 in the deck where we showed partner brands and other which is primarily contract manufacturing for the quarter. That's indicative of the impact it's had on our -- from our original guidance.

Where we have lost some business is in the contract manufacturing side and quite honestly, that's again an indication of the industry that we're working in because we're producing product for people who are competing in the snack space, not necessarily as our direct competitors but certainly in the snack space.

Same thing is true with partner brands. We're distributing partner brands that do actually compete with us in the snack space and that is down as well. I think it's more indicative of the overall industry trends that we're seeing and what we're up against.

The fact that we are actually growing at 4% in total and even in the quarter, 2.5% to 3% in our branded products, well, 4% for the year, but less than 1% kind of decline in the fourth quarter was really driven by those two areas. And we were actually up 2.5% to 3% on our branded products so that is kind of where we would have expected but that's in spite of a very tough environment.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Lubi Kutua - Jefferies & Co. - Analyst

Okay. And then so as a follow-up to that, could you help us understand just a little bit better what's really going on in each of these businesses just sort of on the ground? Like in the branded business, for instance, with this issue at the large customer, it seems like from the SCAN data, it's maybe not as much a share issue but can you explain -- like what exactly is driving the shortfall there?

Are you just losing displays and also what specific product and brand is that impacting? And then I think on the core brands, I think you described the issues as non-continuing so if you could elaborate on that a little bit and give us some sense of why you think these issues are non-continuing, that would be helpful.

Carl Lee - Snyder's-Lance Inc. - President & CEO

Lubi, this is Carl, and again, like Rick said earlier, thanks for joining us on short notice; it's good to talk to you. I think as we take a look at our individual segments and referring to page 7, as Rick pointed out, I think our branded business still grew 2.5% for the quarter and it was up 5.2% for the full year. The branded business is really what is important long-term for the future of our Company and we've got our five core brands which are the ones we invest most of our time and budgets against growing.

So we're continuing to see some good performance there and the fact that we've got household penetration expansion and we've got market share expansion I think are very good indicators of how well the brands are performing. Having said that, though, I think we are seeing a general consumption squeeze across the board, in food in general.

We're doing better than most but I think overall, food trends as been reported by most of our peers who are under pressure and we are seeing that as well. We will continue to be aggressive with our investment in innovation and marketing and distribution to continue to support those brands and grow those.

Quite frankly, I'm expecting better growth than this regardless of what's going on with consumption trends. The partner brand businesses are very strategic, very important part of our business. We're very proud to distribute a lot of important brands for partners that have been with us for a long time and our retailers.

It's really a good way for us to continue to expand their reach and their services to our level, but they're facing some of the pressure that the general trends we're seeing in the industry. So I would say what they're facing there is more of the temporary things that I mentioned to you earlier on our brands. We'll continue to work very diligently there because it's an important part of our business.

The contract manufacturing, I think Rick covered that, that was one-time unexpected event with a very important client and a very sizable business there with the contract manufacturing. The plant is back in good shape and everything is working very well. Our associates have worked diligently to make up some of those orders but we have just not been able to do it.

It happens to be the same bakery that produces our sandwich crackers and if you looked at our recent sandwich cracker trends, they have been significant. Really strong, strong growth the last 12 weeks on our sandwich cracker business. We talked about investment in the renovation process, it took us about 18 months.

That is really worked and that's coming home to generate some strong growth but that growth was coming in the same time we had the plant issue and I think it created contract manufacturing challenges. So hopefully, that gives you a walk-through of our portfolio and our brands and our partners and how each of those are performing.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Lubi Kutua - Jefferies & Co. – Analyst

That's helpful, and then just two more really quickly, if I may. Just to clarify on your outlook for 2016, I think you said with this large customer issue, you guys are sort of carrying forward current trends throughout the year so is it -- just to clarify your outlook for, your guidance for 2016 is not assuming any improvement in trends at the large customer, is that fair to say?

And then my second question is just, obviously, it seems like that you have the issues on the topline and we can see sort of the impact of that in terms of your topline growth but -- EBIT has obviously not come down to the same extent so could you just help us bridge that a little bit, the disconnect with obviously profitability not being impacted quite as much as we are seeing on the topline on an absolute basis? Thank you.

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

If you look at the guidance that we gave you at the end of the third quarter, both in terms of topline and EPS and you look at where we are today, the difference in that guidance is almost entirely sales related. We had expected in the guidance that we gave you in the third quarter and we still expect in the guidance we just gave you to offset some of the impacts that we are seeing on the topline with the cost reduction programs we have in place.

That is the reconciling items, if you will, as it relates to EPS not coming down quite as much as you might expect it to due to the sales decrease. So that's really the answer. It's the Drive for 10 initiatives that we have in place and it's -- we're seeing that materialize in Q4.

We have planned activation of items, particularly on things like packaging and some other things that start January 1, so we will start to continue to see some improvements in our cost of goods along the way as well. I think to answer your question, Lubi, I believe that's the reconciliation that you should think about.

Lubi Kutua - Jefferies & Co. - Analyst

Okay, and on the guidance piece? The -- what you're -- you are not assuming any significant improvement there or any improvement at all?

Rick Puckett - Snyder's-Lance Inc. - EVP, CFO, & Chief Administrative Officer

(multiple speakers) None that we have not already assumed, right? So we had gone into 2016 with an assumption of improvements in cost and we are still assuming those same improvements in cost.

Lubi Kutua - Jefferies & Co. - Analyst

Okay, thank you.

Operator

Thank you. We have a follow-up question from Amit Sharma of BMO Capital Markets.

Amit Sharma - BMO Capital Markets - Analyst

Hi guys, thanks for taking my follow-up. Carl, I just wanted to get a little bit of clarification on -- so you don't have a snack/nuts business at this time or do you deal with that commodity at all in the current existing business?

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Carl Lee - Snyder's-Lance Inc. - President & CEO

No, we welcome the follow-up question, Amit. I think that -- we do have peanuts. Tom's is known for peanuts. We sell it under the Lance brand. So dating back to the legacy of our Tom's and Lance business. We've been in the peanut business and we do a sizable business there with retail packaging, primarily in C stores with single-serve sizes of peanuts.

And then we also do some premium nuts, cashews, almonds primarily for C stores as well so it's a business we're quite comfortable with and we've been learning as much as we can, as quickly as we can about the expanded nut business that Diamond has worked so hard to build.

Amit Sharma - BMO Capital Markets - Analyst

So that's what I'm trying to get to. So, like, do you -- like is the pricing on almond -- should we look at spot pricing, and is that a good proxy for how

-- what your almond costs would be or is there a special mechanism for pricing to flow through for almonds?

Carl Lee - Snyder's-Lance Inc. - President & CEO

I think it would be premature for me to really comment much about that --

Amit Sharma - BMO Capital Markets - Analyst

No, no, just category pricing -- not related to Diamond. When you buy your almonds, do you go into a formal contract or are spot prices a good proxy for your Diamond costs? Or sorry, almond costs.

Carl Lee - Snyder's-Lance Inc. - President & CEO

Yes, our business on almonds is very small currently. We buy more just based on the eats and based on current pricing. So (multiple speakers) --

Amit Sharma - BMO Capital Markets - Analyst

so if almond pricing comes down, that would be beneficial.

Carl Lee - Snyder's-Lance Inc. - President & CEO

The peanuts we buy definitely, we buy those out. (multiple speakers)

Amit Sharma - BMO Capital Markets - Analyst

Okay. Almond prices has come down a lot in the spot market. I'm just trying to get a sense of whether that will be helpful for you or not as you look forward.

Carl Lee - Snyder's-Lance Inc. - President & CEO

It would be very minor, Amit.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

Amit Sharma - BMO Capital Markets - Analyst

Okay, got it. And then (multiple speakers) the last one if I have one more time for this. Carl, you said the category is a little bit soft but if we look at your measured channel trends, right? Those did not show a similar level of decline. Is that a timing issue? Your cracker business was up pretty significantly in that data. Should we expect those trends to slow down as this bakery disruption shows through that data or is non-measured going to continue to carry that day?

Carl Lee - Snyder's-Lance Inc. - President & CEO

I think non-measure will continue to help us significantly. I think there is a little bit of a timing difference between what we kind of sell to retail and then what you see pull through the cash register. There is always a bit of timing difference but the cracker business, our sandwich cracker business continues to be very, very strong.

As I mentioned earlier, all the effort we put into the new packaging and the new formulation and all the equipment changes we put into our South Boulevard plant are really coming home to deliver the results we expected. So we're just going to continue to focus on that brand but all of our brands to maximize the sales potential.

Amit Sharma - BMO Capital Markets - Analyst

Got it. Thank you very much for taking my follow-ups.

Operator

Thank you. Ladies and gentlemen, I'm showing no further questions at this time. I would now like to turn the call back over to your host, Mr. Carl

Lee, CEO.

Carl Lee - Snyder's-Lance Inc. - President & CEO

Again, we are very grateful for you taking time to join us. We are sorry for the short notice but we are very encouraged by the good turnout that we've had with our call today. As we look back, we are excited about the Diamond opportunity to combine two great teams to build a new Company and we are very ready and prepared, from an integration standpoint, to deliver our targets and deliver those very quickly and very aggressively.

As Rick indicated, our track record kind of speaks for itself on previous integration so we're excited about that. I think if you look back on the Snyder's-Lance business, the fact that we posted 4% topline growth and 10% bottom line growth is very good results especially when you compare it to industry trends today.

I will say that my expectation is we will continue to do better than that. I think that's part of what we've had to deal with for our Q4 report out. The results we've shared with you are unaudited but we thought it was very important as we go into the shareholder vote and there are other information that we're going to be sharing that we share with your our preliminary Q4 review and full-year results.

We had some nice margin expansion during the quarter. We had some nice margin expansion for the year and we've got our Drive for 10 program and some very dedicated team members that we're very blessed to have, working diligently to continue to expand our margins. And we're going to deliver what we said that we were going to be committed to.

Again, thanks for your time and your interest in our Company. We're enthusiastic about where we are and are very committed to our future. And we do appreciate your participation and we appreciate you continuing to follow our results. We will be available for additional questions and calls and feel free to reach out. Thank you again and have a wonderful evening. We appreciate your time.

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JANUARY 27, 2016 / 11:00PM, LNCE - Snyder's-Lance Inc to Discuss Preliminary Full Year 2015 Results and Transaction with Diamond Foods Inc

 Operator

Ladies and gentlemen, this concludes today's conference. Thank you for your participation. You may all disconnect and have a wonderful day.

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